EXHIBIT 12.01

GLENBOROUGH REALTY TRUST INCORPORATED

Computation of Ratio of Earnings to Fixed Charges

    and Ratio of Earnings to Fixed Charges and Preferred Dividends

For the five years ended December 31, 2004

(dollars in thousands)

	2000		2001	2002		2003		2004
	(As restated)		(As restated)	(As restated)		(As restated)		(As restated)
EARNINGS, AS DEFINED

Net Income (1)	$35,959		$43,343	$21,274		$31,069		$28,222
Gain on Sales of Real Estate Assets	(20,482)		(723)	(6,865)		(14,204)		(14,427)
Minority Interest	3,345		2,684	155		1,262		672
Interest Expense (2)	63,519		38,116	39,311		37,991		36,601

	$82,341		$83,420	$53,875		$56,118		$51,068

FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED

Interest Expense (2)	$63,519		$38,116	$39,311		$37,991		$36,601
Capitalized Interest	3,777		4,573	3,939		3,119		3,572

Fixed Charges	67,296		42,689	43,250		41,110		40,173
Preferred Dividends	20,116		19,564	19,564		19,423		15,345

Fixed Charges and Preferred Dividends	$87,412		$62,253	$62,814		$60,533		$55,518

RATIO OF EARNINGS TO FIXED CHARGES (1)	1.22		1.95	1.25		1.37		1.27

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (1)	—	(3)	1.34	—	(4)	—	(5)	—	(6)

(1)	Includes depreciation and amortization expense as a deduction.
(2)	Includes interest expense from discontinued operations.
(3)	For the year ended December 31, 2000, earnings were insufficient to cover fixed charges and preferred dividends by $5,071.
(4)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges and preferred dividends by $8,939.
(5)	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges and preferred dividends by $4,415.
(6)	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges and preferred dividends by $4,450.